UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, March 24th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Increase the amount of the Monthly Interest on Own Capital
         • Banco Bradesco S.A.

Dear Sirs,

     The Board of Directors of this Bank, in a meeting held today, approved the proposal submitted by the Board of Executive Officers to increase by 15% (fifteen percent) the amount of the Monthly Interest on Own Capital, paid in advance to the Company’s stockholders, in conformity with the Monthly Compensation System, from R$0.02850000 to R$0.03277500, for the common stocks and from R$0.03135000 to R$0.03605250, for the preferred stocks, to take effect from the Interest referring to April/2006, to be paid in 5.2.2006, benefiting the stockholders enrolled in the Company’s records in 4.3.2006.

     The payment will be made by the net amount of R$0.027858750 per common stock and R$0.030644625 per preferred stock, after deduction of Withholding Income Tax of 15% (fifteen percent), except for the legal entity stockholders that are exempted from such taxation, which will receive according to the declared amount.

Cordially,

Banco Bradesco S.A.

José Luiz Acar Pedro	Domingos Figueiredo de Abreu
Executive Vice President Officer	ManagingOfficer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President Officer

/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.